September 5, 2025

Wenquan Zhu
Chief Executive Officer
Big Tree Cloud Holdings Ltd
Building B4
Qianhai Shengang Fund Town
Nanshan District, Shenzhen 518052, China

       Re: Big Tree Cloud Holdings Ltd
           Registration Statement on Form F-3
           File August 29, 2025
           File No. 333-289941
Dear Wenquan Zhu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Shane Wu